Exhibit 14.1

AMISH NATURALS, INC.
CODE OF CONDUCT

Amish Naturals, Inc. (the “Company”) is committed to conducting its business in compliance with the law and the highest ethical standards.  As part of this commitment, the Company requires compliance with this Code of conduct (the “Code”) by all of its directors, officers and other employees and the directors, officers and other employees of its subsidiaries.  This Code is in addition to the Company’s other corporate policies and procedures.

Each individual covered by this Code will, in connection with their activities related to or on behalf of the Company:

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Comply with applicable laws, rules, standards and regulations of federal, state, provincial and local governments, and other appropriate public or private regulatory, listing and standard-setting agencies.

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Engage in honest and ethical conduct, including avoiding any actual or apparent conflicts of interest between his or her personal affairs and relationships and his or her professional responsibilities to the Company, and promptly report to the Chairman of the Board any material transaction or relationship that could be expected to give rise to an actual or apparent conflict of interest.

›	Promote full, fair, timely, accurate and understandable disclosure in the various documents that the Company files with the SEC, and in any other public communications made by the Company.

›	Promote ethical and honest behavior within the Company and its subsidiaries and affiliates.

›	Promptly report any possible violation of this Code to the Company’s Chairman of the Board. No individual will be subject to retaliation because of a good faith report of a suspected violation.

Any waiver of this Code for a director, executive officer or senior financial officer, or any or amendment of this Code, may only be made by the Board or the appropriate committee of the Board.  Any such waiver will be promptly disclosed in accordance with applicable laws, rules and regulations.  All related party transactions must be approved by the Company’s Audit Committee or another independent body of the Board of Directors.

Any individual violating this Code will be subject to discipline, up to and including termination of employment.